UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-9052

A.                                   Full title of plan and the address of plan, if different from that of named issuer below:

THE DAYTON POWER AND LIGHT COMPANY

EMPLOYEE SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DPL INC.

1065 Woodman Drive

Dayton, Ohio  45432

The Dayton Power and Light Company

Employee Savings Plan

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Dayton Power and Light Company

Employee Savings Plan

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of The Dayton Power and Light Company Employee Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Battelle & Battelle LLP

June 13, 2008

Dayton, Ohio

The Dayton Power and Light Company

Employee Savings Plan

Statement of Net Assets Available for Benefits

	At December 31,
	2007			2006
	# Shares	Amount		# Shares	Amount
ASSETS

Investments at Fair Value (Notes 2(d) and 3):
Common Stocks:
DPL Inc. Common Stock	191,668	$5,682,970	*	225,595	$6,267,041	*

Money Market Fund:
Prime Reserve Fund	5,026,364	5,026,364	*	3,682,074	3,682,074	*

Mutual Funds:
Equity Income Fund	306,740	8,619,388	*	290,356	8,580,030	*
Equity Index 500 Fund	205,238	8,078,170	*	222,547	8,465,676	*
New Horizons Fund	212,041	6,469,359	*	214,519	6,926,817	*
Blue Chip Growth Fund	113,626	4,571,194	*	108,764	3,886,146	*
Spectrum Income Fund	239,755	2,927,406	*	165,140	2,013,052
International Stock Fund	135,795	2,274,564		103,766	1,746,380
Retirement 2025 Fund	100,114	1,319,504		5,280	67,897
Retirement 2020 Fund	50,741	900,148		325	5,637
Retirement 2010 Fund	36,092	585,051		—	—
Retirement 2015 Fund	42,527	537,968		289	3,580
Mid-Cap Value Fund	15,989	359,106		—	—
Retirement 2035 Fund	21,909	295,989		167	2,200
Mid-Cap Growth Fund	4,993	287,928		—	—
Retirement 2030 Fund	10,450	199,077		183	3,401
Small-Cap Value Fund	4,855	174,402		—	—
Retirement 2045 Fund	10,250	130,485		567	7,016
Retirement 2040 Fund	6,069	116,530		329	6,165
Retirement Income Fund	7,302	97,118		270	3,545
Retirement 2050 Fund	997	10,444		—	—
Retirement 2055 Fund	856	8,974		—	—
Total Mutual Funds		37,962,805			31,717,542

Total Investments		48,672,139			41,666,657

Receivables (Note 4):
Participant Contributions		—			410,510

Net Assets Available for Benefits		$48,672,139			$42,077,167

* Investments that exceed 5% of Net Assets Available for Benefits.

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2007	2006
Investment Income (Notes 2(d) and 3):
Net Appreciation/(Depreciation) in Fair Value of Investments:
Common Stock:
DPL Inc. Common Stock	$508,688	$407,082

Mutual Funds:
Equity Income Fund	(409,157)	1,014,994
Equity Index 500 Fund	287,165	1,027,609
New Horizons Fund	(266,676)	154,562
Blue Chip Growth Fund	498,049	320,478
Spectrum Income Fund	4,883	60,503
International Stock Fund	(18,057)	179,848
Mid-Cap Growth Fund	(12,685)	—
Mid-Cap Value Fund	(62,646)	—
Small-Cap Value Fund	(33,036)	—
Retirement 2025 Fund	(65,412)	108
Retirement 2045 Fund	(6,637)	17
Retirement 2040 Fund	(3,851)	(134)
Retirement 2020 Fund	(31,975)	(46)
Retirement 2015 Fund	(13,033)	17
Retirement 2010 Fund	(548)	—
Retirement Income Fund	(1,214)	30
Retirement 2030 Fund	(4,063)	(72)
Retirement 2035 Fund	(10,848)	(18)
Retirement 2050 Fund	(40)	—
Retirement 2055 Fund	(5)	—
Total Mutual Funds	(149,786)	2,757,896

Total Net Appreciation	358,902	3,164,978

Dividends	2,656,969	1,436,442

Net Investment Income	3,015,871	4,601,420

Transfers from Other Company Sponsored Plans (Note 4)	6,713,145	154,705
Participant Contributions (Note 4)	3,011,681	2,597,182

	12,740,697	7,353,307

Deductions in Net Assets Attributable to:

Transfers to Other Company Sponsored Plan (Note 6)	(69,361)	—
Benefits Paid to Participants	(6,076,364)	(3,514,369)

Net Increase	6,594,972	3,838,938

Net Assets Available for Benefits:

Beginning of year	42,077,167	38,238,229

End of year	$48,672,139	$42,077,167

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 - Plan Description:

(a)  General

The Dayton Power and Light Company Employee Savings Plan (the Plan), effective January 1, 1985, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the Company) to provide eligible non-union employees of the Company and certain affiliated companies with a 401(k) plan.  The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  A non-union employee becomes eligible for the Plan on the first day of the month following the first full calendar month the employee worked at least 160 hours.

(b)  Participant Contributions

An eligible participant may execute a salary deferral agreement directing the Company to contribute to the Plan on behalf of the participant up to 100 percent (in whole percentages) of regular compensation.  In addition, the participant may contribute up to 100 percent of incentive compensation.  Both salary deferral and incentive compensation contributions are subject to certain Internal Revenue Service (IRS) limitations.  Participants who would have attained age 50 before the close of the plan year are eligible to make additional “catch-up” contributions, subject to certain IRS limitations.

Effective October 1, 2006, all new employees are automatically enrolled in the Plan at a default contribution rate of 3% which is invested in the Retirement Income Fund appropriate for the participant’s age.  Employees may opt out of this automatic election or choose to change the percentage of deferrals.

Participants may also elect to direct a portion of funds from a Company sponsored welfare benefit plan into the Plan.  Contributions from this plan were $20,649 and $19,530 for the years ended December 31, 2007 and 2006, respectively, and are included within Participant Contributions on the Statement of Changes in Net Assets Available for Benefits.

(c)  Employer Contributions

The Company may match $1.50 for every $1.00 of participant contributions, up to $2,000 annually, with DPL Inc. common stock, held in a separate DPL Inc. Employee Stock Ownership Plan (ESOP Plan).

(d)  Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Employer matching contributions are held in the ESOP Plan and are cliff-vested 100 percent generally after three years’ service (five years if hired prior to January 1, 2002).  Forfeitures of employer matching contributions held in the ESOP Plan are used to reduce future employer matching contributions.

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

(e)  Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and an allocation of employer contributions (if any), Plan earnings (losses) and any Plan expenses the Company may not elect to pay.  Participants can self-direct their contributions to a variety of investment options offered by the Plan with varied risk and return potential.

(f)  Payment of Benefits

In general, participants are eligible for lump-sum distributions upon termination of their employment and the submission and subsequent approval of an application for benefits.  Earlier distributions can occur for a Qualified Domestic Relations Order, death or disability.  Otherwise, distribution must occur within 60 days after the plan year in which the latest of the following events occurs:  65th birthday, 10th anniversary of participation or termination of employment.  Participants are allowed to take distributions during employment if older than 59 1/2 and/or for a hardship as defined in the Plan document.

Additionally, the Plan allows for automatic payment of a participant’s vested balance upon termination, provided that the vested balance is less than $1,000 and the participant is less than 65 years old.

(g)  Plan Termination

Although the Company expects the Plan to continue indefinitely, it reserves the right to discontinue employer contributions or terminate the Plan at any time.  If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, or to the extent allowed by law.

Note 2 - Summary of Significant Accounting Policies:

(a)  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

(c)  Payment of Benefits

Benefit payments are recorded when paid.

(d)  Investment Valuation and Income Recognition

Investments are reported at fair value using quoted market prices.  Investments in mutual funds and money market funds are reported at fair value based on the fair value of the underlying net assets of the funds as determined by those funds.

Realized and unrealized gains and losses are based on the difference between the fair market values of the investments at the beginning of the year or the purchase date, and the fair market values at the end of the year or the sales dates, as applicable, and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Purchases and sales of investments are recorded on a trade-date basis.  Dividend income is recorded on an ex-dividend basis. Capital gain distributions are included in dividends.

(e)  Adoption of New Accounting Pronouncement

Effective January 1, 2007, the Plan adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes.  FIN 48 establishes financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return.  The adoption of FIN 48 had no impact on the Plan’s net assets available for benefits as of December 31, 2007 or changes of net assets available for benefits for the year then ended.

Note 3 - Related Party Transactions (Parties-in-Interest):

Certain Plan investment purchases and sales are shares of mutual funds managed by T. Rowe Price.  T. Rowe Price is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.  During the years ended December 31, 2007 and 2006, such purchases were $15,495,565 and $5,549,339, respectively, and such sales totaled $8,638,428 and $4,967,104, respectively.

Certain Plan investment purchases and sales are shares of DPL Inc. common stock.  During the years ended December 31, 2007 and 2006, purchases of DPL Inc. common stock were $988,605 and $660,863, respectively, and sales of DPL Inc. common stock totaled $2,296,940 and $630,176, respectively.  The ending balance of DPL Inc. common stock represents approximately 11.7% and 15.1% of the Plan’s total investments as of December 31, 2007 and 2006, respectively.

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 4 - Contributions:

Participant contributions withheld by the Company are paid into the Plan as soon as administratively possible.

In 2007 and 2006, there were transfers of $1,558,460 and $62, respectively, between the Plan and the Savings Plan for Collective Bargaining Employees. These transfers reflect the movement of savings for employees who have changed from union to non-union status.

Prior to 2007, the Plan allowed for participants who had completed ten years of participation in the ESOP and attained age 55 to transfer into the Plan a percentage of their DPL Inc. ESOP shares.  Beginning in 2007, the Plan was amended to allow all participants to make a quarterly election to transfer into the Plan any of their vested DPL Inc. ESOP shares.  Such transfers during 2007 and 2006 totaled $5,154,685 and $154,643, respectively.

Note 5 - Administrative Expenses:

The Plan is administered by the Company, without charge to the Plan, and trusteed by T. Rowe Price Inc.  The Company has elected to pay the fees incurred in the administration of the Plan including the trustee’s compensation, expenses, and any broker’s fees incurred by the trust.

Note 6 - Benefits:

Benefit obligations to participants who have withdrawn from the plan were $42,566 and $0 at December 31, 2007 and 2006, respectively. These amounts are reflected as liabilities in the Plan’s Form 5500, but are not reflected as liabilities under accounting principles generally accepted in the United States of America and accordingly are not reflected in the accompanying financial statements.

In 2007 and 2006, there were transfers of $69,361 and $0, respectively, between the Plan and the Savings Plan for Collective Bargaining Employees.  These transfers reflect the movement of savings for employees who have changed from non-union to union status.

Note 7 - Federal Income Taxes:

The Plan is designed and being operated to be exempt from federal income tax as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code (IRC).  The Plan received a determination letter from the IRS dated February 11, 2003 indicating the Plan is so qualified.  The Plan has been amended since receiving this determination letter.  However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable IRC requirements.

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 8 – Risks and Uncertainties:

Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 9 – Recent Accounting Pronouncement:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (SFAS 157) effective for fiscal years beginning after November 15, 2007. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those standards. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 does not expand the use of fair value in any new circumstances.  The Plan will adopt SFAS 157 on January 1, 2008. The Company has evaluated the impact of adopting SFAS 157 and has determined it will not have a material impact on the Plan’s financial statements.

The Dayton Power and Light Company

Employee Savings Plan

EIN # 31-0258470

Plan # 004

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2007

Party-in Interest	Identity of Issuer	Description of Investment	Current Value
(a)	(b)	(c)	(e)
*	T. Rowe Price Associates Inc.	Equity Income Fund (306,740 shares)	$8,619,388
*	T. Rowe Price Associates Inc.	Equity Index 500 Fund (205,238 shares)	8,078,170
*	T. Rowe Price Associates Inc.	New Horizons Fund (212,041 shares)	6,469,359
*	DPL Inc.	DPL Inc. Common Stock Fund (191,668 shares)	5,682,970
*	T. Rowe Price Associates Inc.	Prime Reserve Fund (5,026,364 shares)	5,026,364
*	T. Rowe Price Associates Inc.	Blue Chip Growth Fund (113,626 shares)	4,571,194
*	T. Rowe Price Associates Inc.	Spectrum Income Fund (239,755 shares)	2,927,406
*	T. Rowe Price Associates Inc.	International Stock Fund (135,795 shares)	2,274,564
*	T. Rowe Price Associates Inc.	Retirement 2025 Fund (100,114 shares)	1,319,504
*	T. Rowe Price Associates Inc.	Retirement 2020 Fund (50,741 shares)	900,148
*	T. Rowe Price Associates Inc.	Retirement 2010 Fund (36,092 shares)	585,051
*	T. Rowe Price Associates Inc.	Retirement 2015 Fund (42,527 shares)	537,968
*	T. Rowe Price Associates Inc.	Mid-Cap Value Fund (15,989 shares)	359,106
*	T. Rowe Price Associates Inc.	Retirement 2035 Fund (21,909 shares)	295,989
*	T. Rowe Price Associates Inc.	Mid-Cap Growth Fund (4,993 shares)	287,928
*	T. Rowe Price Associates Inc.	Retirement 2030 Fund (10,450 shares)	199,077
*	T. Rowe Price Associates Inc.	Small-Cap Value Fund (4,855 shares)	174,402
*	T. Rowe Price Associates Inc.	Retirement 2045 Fund (10,250 shares)	130,485
*	T. Rowe Price Associates Inc.	Retirement 2040 Fund (6,069 shares)	116,530
*	T. Rowe Price Associates Inc.	Retirement Income Fund (7,302 shares)	97,118
*	T. Rowe Price Associates Inc.	Retirement 2050 Fund (997 shares)	10,444
*	T. Rowe Price Associates Inc.	Retirement 2055 Fund (856 shares)	8,974
			$48,672,139

Note:  An (*) in column (a) identifies a person to be a party-in-interest to the Plan.

Column (d) has been omitted, as it is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Dayton Power and Light Company Employee Savings Plan
(Name of Plan)

Date	June 13, 2008	/s/ Frederick J. Boyle
Frederick J. Boyle
Vice President, Chief Accounting Officer and Controller
DPL Inc. and The Dayton Power and Light Company